Exhibit 12.1

Marathon Oil Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS - Unaudited

(In millions)	Year Ended December 31,

	2009	2008	2007	2006	2005

Portion of rentals representing interest	$77	$89	$101	$75	$62

Capitalized interest, including discontinued operations	441	326	214	152	83

Other interest and fixed charges, including discontinued operations	160	153	135	147	240

Total fixed charges (A)	$678	$568	$450	$374	$385

Earnings-pretax income with applicable adjustments (B)	$3,816	$7,145	$6,761	$8,717	$4,739

Ratio of (B) to (A)	5.63	12.58	15.02	23.31	12.31

1